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                                                            EXHIBIT 12(a)(1)(ix)

JOHN F. SMITH, JR.                                                     [GM LOGO]
Chairman of the Board &
Chief Executive Officer                                           April 24, 2000

Dear Savings Plan Participant:

   I am pleased to inform you that GM is commencing the exchange offer of up to $9 billion of Class H common stock for outstanding $1 2/3 par value common stock, as announced earlier this year in conjunction with the restructuring of our economic interest in our Hughes Electronics Corporation subsidiary.

   This is an opportunity for stockholders who hold GM $1 2/3 par value common stock, whether directly, through a brokerage account, a GM stock savings plan, or otherwise, to voluntarily exchange their shares of $1 2/3 par value common stock for shares of Class H common stock. Class H common stock is a GM common stock which tracks the financial performance of Hughes Electronics Corporation. The proposed exchange of newly issued Class H common stock for outstanding $1 2/3 par value common stock will allow $1 2/3 par value stockholders to realize some of the economic value arising from GM's ownership of Hughes while also improving the liquidity of the Class H common stock, thus providing benefits to both classes of stockholders.

   As a participant in one of GM's savings plans, if you choose to participate in the exchange offer, the transaction will be tax-free to you for U.S. income tax purposes. If you hold shares directly or through a brokerage account, the transaction will be generally tax free, except for any cash you receive instead of fractional shares of Class H common stock. Also, there is a 17.7% premium on the value of the $1 2/3 par value common stock reflected in the exchange ratio at the time it was set by GM. This premium means that, based on the closing trading prices for shares of $1 2/3 par value common stock and Class H common stock on April 19, 2000, the exchange ratio would result in a tendering $1 2/3 par value stockholder receiving shares of Class H common stock with a market value 17.7% greater than the market value of the shares of $1 2/3 par value common stock tendered. However, you should know that the market prices for $1 2/3 par value common stock and Class H common stock will fluctuate during the period of the exchange offer (at least 20 business days), and the premium you ultimately realize, if any, will be determined based on the price of the two stocks at the end of the exchange offer period.

   It should be noted, that if more than 86,396,977 shares of $1 2/3 par value common stock are validly tendered for exchange in the exchange offer, we intend to accept shares for exchange on a pro rata basis. If less than 28,798,992 shares of $1 2/3 par value common stock are tendered in the exchange for shares of Class H common stock, we may choose not to complete the exchange offer. In such event, we may choose to reevaluate our current plan with respect to realizing some of the economic value arising from our ownership of Hughes.

   I urge each of you to make your own investment decision based on a careful review of the offering circular- prospectus, dated April 24, 2000, and the other exchange offer materials. None of GM, the GM Board of Directors or any other person involved in the exchange offer is making a recommendation as to whether you should participate in the exchange offer. If you have any questions relating to the terms and conditions of the exchange offer, I encourage you to call Morrow & Co., GM's information agent, toll-free in the U.S. (877-816-5329) and collect outside the U.S. (212-754-8000). Please keep in mind that Morrow will only answer questions on the terms of the offer and will not provide any investment advice. If you have any questions regarding how to participate in the offer through your GM stock savings plan, you should contact your plan administrator at the number provided in the enclosed instruction letter.

                                          Sincerely,

                                          [SIGNATURE]
                                          John F. Smith, Jr.
                                          Chairman of the Board of Directors
                                           and
                                          Chief Executive Officer

General Motors Corporation 300 Renaissance Center P.O. Box 300 Detroit, Michigan
                           Mail Code 482-C39-B10               48265-3000